UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated March 31, 2023

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On March 30 and 31, 2023, ArcelorMittal published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated March 30, 2023, Designated person notification
Exhibit 99.2	Press release dated March 31, 2023, AMNS Luxembourg Holding S.A. signs $5 billion loan agreement with consortium of Japanese banks
Exhibit 99.3	Press release dated March 31, 2023, ArcelorMittal and Japan Bank for International Cooperation sign agreement to strengthen business and technology partnership
Exhibit 99.4	Press release dated March 31, 2023, ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 31 March 2023

By: ___/s/ Henk Scheffer__________

Name: Henk Scheffer

Title: Company Secretary & Group Compliance & Data Protection Officer